SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
              -----------------------------------------------------

                                 SCHEDULE 14D-9
                      Solicitation/Recommendation Statement
                       Pursuant to Section 14(d)(4) of the
                         Securities Exchange Act of 1934
                                (Amendment No. 2)

                    Maxus Real Property Investors-Four, L.P.
                       (Name of Subject Company (Issuer))

          Maxus Real Property Investors-Four, L.P. (Offeror and Issuer)
                            (Names of Filing Persons)

                            LIMITED PARTNERSHIP UNITS
                         (Title of Class of Securities)

                                       N/A
                      (CUSIP Number of Class of Securities)
                          -----------------------------

                    Maxus Real Property Investors-Four, L.P.
                           Attn: Christine A. Robinson
                                 104 Armour Road
                        North Kansas City, Missouri 64116
                                 (816) 303-4500
            (Name, address and telephone number of person authorized
               to receive notices and communications on behalf of
                                 filing persons)

                                    Copy to:

                             Scott M. Herpich, Esq.
                               Lathrop & Gage L.C.
                        2345 Grand Boulevard, Suite 2400
                        Kansas City, Missouri 64108-2684
                                 (816) 460-5806

[ ] Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.


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     This Amendment No. 2 amends and supplements the Solicitation/Recommendation
Statement on Schedule 14D-9 filed with the Securities and Exchange Commission on July 13, 2001 (as amended, the "Schedule 14D-9) by Maxus Real Property Investors-Four, L.P. (the "Partnership"), relating to the tender offer by O. Bruce Mill (the "Purchaser"), disclosed in a Tender Offer Statement on Schedule TO dated July 10, 2001, to purchase all of the outstanding Units for cash at a price equal to $400 per Unit, reduced by any backup withholdings, tendered on or before 12:00 Midnight, Central Daylight Time, on Tuesday, August 7, 2001, and upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 10, 2001 (as amended, the "Offer to Purchase").

Item 4.  The Solicitation or Recommendation

     Tendering limited partners will still receive the $400 per unit consideration offered pursuant to the tender offer as long as the Purchaser closes the tender offer. The potential acceleration only affects the remaining limited partners.

Item 7.  Purpose of the Transaction and Plans or Proposals

     Except for our decision to begin a $10 per unit quarterly distribution to the limited partners, we are not undertaking or engaged in any negotiations in response to the Offer to Purchase with the Purchaser, Everest Investors 12 LLC or any other person that relates to (i) a tender offer or acquisition of the units; (ii) an extraordinary transaction such as a merger, reorganization or liquidation of the Partnership; (iii) any purchase, sale or transfer of a material amount of assets of the Partnership; or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Partnership.

     As previously stated, we were contacted by Everest regarding their potential desire to purchase some limited partnership units. The following is a description of the communications we have had with Everest. On July 25, 2001, we received the only written communications from Everest concerning their potential interest in acquiring units in the Partnership. Everest requested that we waive the $75 transfer fee, because the purchases by Everest will not require the Partnership to incur the time and expense of SEC filings. Between July 11 and July 20 of this year, we had three conversations with Everest concerning its desire to possibly purchase units. The conversations are summarized below:

     (I) Conversation with Robert Kohorst, a principal of Everest. The Mills tender offer was discussed. The price proposed by Mills ($400) and the estimated liquidation value of $567 per unit was noted. Kohorst said he had an interest in buying more units at a price greater than $400 a unit. We asked if it was agreeable to


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            Kohorst to disclose  this in a letter to the limited  partners  with
            Everest's telephone number. Kohorst agreed and gave permission.

     (II) We called Stacey McClain, communications manager for Everest, to obtain the toll-free number for limited partners to call if they wished to communicate with Everest.

     (III) We spoke with David Lesser, a principal of Everest, to discuss the transfer fee applicable for any purchases made by Everest. We told Lesser the transfer fee was $75 per transfer.

Item 9. Materials to be filed as Exhibits.

(a)(1) Letter from the Partnership to the Limited Partners dated July 13, 2001.*

(a)(2)  Letter  from the  Partnership  to the  Limited  Partners  dated July 19,
2001.**

(a)(3)  Letter from the Partnership to the Limited Partners dated July 27, 2001.

* Previously filed as an exhibit to Schedule 14D-9 filed July 13, 2001. **Previously filed as an exhibit to Schedule 14D-9 filed July 19, 2001.

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 27, 2001              MAXUS REAL PROPERTY
                                 INVESTORS-FOUR, L.P.,
                                 a Missouri limited partnership


                                 By: Maxus Capital Corp,
                                     General Partner

                                     By:    /s/ David L. Johnson
                                         Name:  David L. Johnson
                                         Title: Chairman and
                                                Executive Vice President